ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors. Undue reliance should not be placed on forward-looking statements as we can give no assurance that they will prove to be correct. The forward-looking statements contained in this annual report are made as of the date hereof. While we acknowledge that subsequent events and developments may cause the views expressed herein to change, we have no intention and undertake no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

OVERVIEW AND HISTORY

Prior to November 2006, we were a technology company, whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

Since November 1, 2006, the primary business activity of Company has been the acquisition, exploration and development of a number of unproven heavy oil properties in the United States. Its activities to date have included analysis and evaluation of technical data, preparation of geological models, acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund related expenditures.

In December 2008, the Company reduced its staff and suspended all its capital projects, including operations at its two Missouri heavy oil projects, pending a recovery in oil prices and obtaining financing.

During the spring and summer of 2009, to provide funding to re-start steam injection operations on its Deerfield Missouri acreage, the Company closed a 10% working interest disposition in its Deerfield Missouri project area for proceeds of $2,000,000 and closed the sale of 22,000 Series A Preferred Shares (“Preferred A Shares”) with a stated value of $100 each for proceeds of $2,200,000. Following closing of the transactions, we re-started our Deerfield, Missouri project and the initial oil production response to steam injection on both the Marmaton River and Grassy Creek projects was positive.

On July 30, 2010, the Company closed a $2.5 million financing with a group of its existing stockholders. The transactions included the issuance of $2.5 million in senior secured convertible notes (“Senior I Notes”), the conversion of the outstanding Preferred A Shares into junior secured convertible notes (“Junior Notes”) and the reacquisition by us of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

On December 28, 2010, January 31, 2011 and March 7, 2011, the Company issued a total of $4.6 million senior secured convertible notes (“Senior II Notes”). During the Spring of 2011, the administration of the Company was moved to Houston, Texas.

As at April 30, 2011, the Company had a working capital deficiency of $1.8 million, recurring losses and net cash outflows from operating activities and an accumulated deficit of $135.9 million. Due to the significant capital cost of steam injection, the volatility of oil prices, and the Company’s financial position, management elected to suspend operations on its Missouri oil and gas assets in October 2011.

As at April 30, 2012, the Company had a working capital deficiency of approximately $4.5 million, recurring losses and net cash outflows from operating activities and an accumulated deficit of $146.4 million.

During September 2011 and, again, in August 2012, the Company was cease traded by the Alberta and British Columbia Securities Commissions for failure to file certain financial information – See Legal Proceedings below. The Company made the required filings with regard to the 2011 cease trade orders and the Alberta and British Columbia cease trade orders were rescinded. The Company has made the required filings with regard to the 2012 cease trade orders and believes that the Alberta and British Columbia cease trade orders will be rescinded. However, as of the date of the filing of this report the cease trade orders have not been rescinded and no assurances can be given as to when or if they will be rescinded. Until these cease trade orders are rescinded the Company’s ability to raise capital is significantly restricted.

We have one wholly-owned subsidiary MegaWest USA, which was incorporated in Nevada on January 9, 2007, and the following indirect wholly-owned subsidiaries that are directly owned by MegaWest USA:

Subsidiary	Jurisdiction of Incorporation	Incorporation / Acquisition Date
MegaWest Energy Kentucky Corp. (formerly Kentucky Reserves, LLC)	Ohio	April 2, 2007
MegaWest Energy Missouri Corp. (formerly Deerfield Energy LLC)	Delaware	April 5, 2007
MegaWest Energy Kansas Corp. (formerly Deerfield Energy Kansas Corp.)	Delaware	April 5, 2007
MegaWest Energy Texas Corp. (formerly Trinity Sands Energy LLC)	Delaware	April 25, 2007
MegaWest Energy Montana Corp.	Delaware	October 19, 2007

Merger, Re-Incorporation and Name Change

As we reported on our Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 29, 2012, we have entered into a nonbinding letter of intent with Petro River Oil, LLC, a privately held Delaware limited liability company (“Petro LLC”) that would result in Petro acquiring Petro LLC for common stock, the name of the Company being changed to Petro River Oil Corp. and the Company domesticated to Delaware (the “Merger Transaction”). The letter of intent also contemplates that our board will consist of 5 members, 4 of which will be nominated by Petro LLC. Currently, it is intended that, post-Merger Transaction, current common shareholders of Petro will own approximately 2% of the issued and outstanding shares of the Company, holders of our preferred shares and notes approximately 18% and holders of shares and notes of Petro LLC approximately 80%. Additionally, in advance of the closing of the Merger Transaction, our stockholders approved, and we completed, the name change to Petro River Oil Corp., our continuation/domestication to Delaware, and the election of the directors nominated by Petro LLC.

On September 7, 2012, our stockholders approved a special resolution granting the Board of Directors of the Company the discretionary authority to amend the Company’s organizational documents to effect one or more reverse stock splits of the issued and outstanding common shares, pursuant to which the common shares would be combined and reclassified into one common share at a ratio within the range from 1-for-2 up to 1-for-250; provided, however, that the Company shall not effect a reverse stock-split that, in the aggregate, exceeds 1-for-250. We do not currently intend to issue fractional shares in connection with the reverse stock-split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by stockholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle stockholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The ownership of a fractional share interest following the reverse stock-split would not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

Our Business

At April 30, 2012, the Company’s Missouri lease holdings totaled 32,476 gross acres with 96% working interest. During the 3 months ended July 31, 2012, certain leases totaling 1,569 gross acres expired.

On separate pilot projects at Deerfield (being Marmaton River and Grassy Creek), we built two 500 barrel of oil per day steam drive production facilities (Marmaton River and Grassy Creek) comprised of 116 production wells, 39 steam injection wells and 14 service and observation wells. Throughout the Deerfield area, we have drilled 73 exploration/delineation wells with a 67% success rate.

Effective July 1, 2010, Petro reacquired the 10% working interest in the Company’s Marmaton River and Grassy Creek projects it had sold during fiscal 2010 to MP1, in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, Petro has a 100% working interest in both projects.

MP1 retains the option to acquire up to a 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

As of April 30, 2012, the Company determined it necessary to impair the oil and gas properties in Missouri by $15,218,009 (2011 -$9,066,590: 2010 -$nil) Management concluded that an impairment was necessary after analyzing the current capitalization of the Company and analyzing the capital needs of each of the oil and gas projects. Management’s assessment was based on its lack of success in raising funds necessary to commercialize its assets. The Company impaired these assets to salvage values. No further impairment was deemed necessary at July 31, 2012.

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No oil or gas was produced or sold by the company during the 3 months ended July 31, 2012.

While we believe that future uninterrupted commercial operations, taking advantage of what has been learned in the pilot operations, could result in economically viable production rates, we are uncertain of our ability to achieve these results.

At April 30, 2012, the Company held a long-term receivable for capital and operating costs owing from MP1, in the amount of $302,536 (April 30, 2011 - $294,862; April 30, 2010 - $307,620) related to the Marmaton River and Grassy Creek projects in Missouri. In July 2010, the Company and MP1 entered into an arrangement whereby the Company reacquired the remaining 10% working interest in the projects in exchange for a 2.75% gross overriding royalty. Under this arrangement, the Company will recover the balance owing from 50% of the GOR payments to the partner. During the time the receivable is outstanding, the Company earns interest on the outstanding balance at the U.S bank prime rate plus 3%. Included in the reported amount receivable is $32,514 of interest earned on the outstanding balance (2011- $15,050; 2010 - $nil). As of April 30, 2012, Management reported an allowance of $302,536, because while operations at Marmaton River and Grass Creek have been suspended currently, at some point in the future, they may resume.

Kentucky

The Kentucky lease holdings include a 37.5 % working interest in 29,147 unproved gross acres (10,930 net acres). The Kentucky property is mainly undeveloped land and therefore was not assigned any reserve value under our independent reserve reports.

On September 21, 2010, we and our 62.5% working interest partner (together the “Farmor”) signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company (“Farmee”).

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved gross acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties was pooled and subject to the new agreement. During September 2011, we reviewed these arrangements with the Farmee with our working interest partner. As a result of this review we and our working interest partner agreed that there was a lack of development activity by the Farmee and that we should seek a release from the agreement.

During the year ended April 30, 2012, the Company recorded an impairment charge of $100,000 (2011 -$3,179,174, 2010 - $nil) on the Kentucky project as a result of the lack of development activity by the Farmee and the curtailment of Company plans to continue exploration on the project due to a lack of available capital. As a result of these factors and to help raise capital for other purposes the Company is seeking to depose of its interest in this property. To date no offers have been received on the property and the amount that may be ultimately realized is uncertain.

Montana

The Montana leasehold is in the Devils Basin prospect and totals 1,175 gross acres (881 net). We currently own a 75% working interest in this prospect, but have no immediate plans to develop this property. On April 17, 2012 the Teton Prospect leases totaling 2,807 gross acres (1137 net) expired.

During the year ended April 30, 2012 the Company recorded an impairment charge of $nil (2011 -$602,913; 2010 - $816,690) on the Montana project. The 2011 impairment was recorded due to the expiry of leases and curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project. The remaining costs represent the Company’s estimate of the fair value of the leases as determined by sales in the area for long term leases with farmout potential and related seismic value.

Kansas

On April 2, 2012, we sold our suspended Chetopa pre-commercial heavy oil demonstration project including certain oil and gas equipment and a 100% interest in one oil and gas lease covering 320 net acres for cash consideration of $7,100 and for a royalty of $5.00 US per bbl. on future production with a royalty cap of $1,000,000. One lease of 65 acres expired during the year ended April 30, 2012. The project was suspended in fiscal 2009. During the year ended April 30, 2012 the Company recorded an impairment charge of $91,114 (2011 -$nil; 2010 - $nil).

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Texas

At April 30, 2012 all Petro River’s Texas leases are expired. The Company has recorded an abandonment liability of $208,282 with respect to five remaining wells and leases.

The following table sets forth the lease areas we have an interest in, by area, as of July 31, 2012 and as of April 30, 2012, and the number of oil wells in which we held a working interest:

Project Areas	31-Jul-12		30-Apr-12
	Gross	Net	Gross	Net
Kansas	-	-	-	-
Missouri	32,476.2	31,203.08	34,045	32,615
Kentucky (1)	29,147	10,930	29,147	10,930
Montana (1)	1,175.0	881.00	1,175	881
Texas (1)	-	-	-	-
Total	62,798.2	43,014.1	64,367.0	44,426.0

The following table sets forth the number of oil wells in which we held a working interest:

	Producing		Producing		Non-Producing		Non-Producing
	31-Jul-12		30-Apr-12		31-Jul-12		30-Apr-12
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Kansas	-	-	-	-	-	-	-	-
Missouri	-	-	-	-	117	117	117	117
Kentucky (1)	-	-	-	-	5	1.9	5	1.9
Montana (1)	-	-	-	-	-	-	-	-
Texas (1)	-	-	-	-	5	5	5	5
Total	-	-	-	-	127	123.9	127	123.9

We have discontinued our plans for any further expenditure on these properties as a result of poor drilling results in prior years and a lack of resources.

The Company retains qualified independent reserves evaluators to evaluate the Company’s proved oil reserves. The Company does not have any natural gas reserves. For the years ended April 30, 2012, 2011 and 2010 the reports by GLJ Petroleum Consultants (“GLJ”) covered 100% of the Company’s oil reserves. Proved oil and natural gas reserves, as defined within the SEC Rule 4-10(a)(22) of Regulation S-X, are those quantities of oil and gas, which, by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods and government regulations prior to the time of which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether determinable or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Developed oil and natural gas reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate is the extraction is by means not involving a well. Estimates of the Company’s oil reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are described in Note 4 to the annual consolidated financial statements for the years ended April 30, 2012, April 30, 2011 and April 30, 2010 respectively. The consolidated financial statements are prepared in conformity with U.S. GAAP.

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Effective May 1, 2010, the Company started using generally accepted accounting principles in the United States (“US GAAP”) retrospectively to prepare its consolidated financial statements. The decision to change to US GAAP was made to enhance communication with shareholders and other investors and improve the comparability of financial information reported with competitors and peer group companies.

The accounting policies set out in note 4 have been applied consistently to all periods presented in these audited consolidated financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements. Actual results may differ from those estimates due to factors such as fluctuations in interest rates, currency exchange rates, inflation levels and commodity prices, changes in economic conditions and legislative and regulatory changes.

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources and the estimated value of the unproved properties, fair value of the Preferred A Shares at the date of their exchange estimates for Preferred B shares, derivative fair values, stock-based compensation fair values and estimated cost and timing related to asset retirement obligations.

Certain fair value estimates are based on expected volatility of the Company’s share price. In years 2012 and 2011, the Company used a volatility rate based on peer entities rather than historical trading prices of its common shares as used in 2010 and prior years. The volatility of peer entities is considered more representative for the Company due to the dilutive impact of financings completed in 2011 and the limited trading of the Company’s shares on the OTC Bulletin Board.

The critical accounting policies used in the preparation of our consolidated financial statements are described below.

Oil and Gas Operations

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to exploration and development of oil and gas reserves are capitalized. Under this method, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and natural gas reserves, including salaries, benefits and other internal costs directly attributable to these activities. Costs associated with production and general corporate activities, however, are expensed in the period incurred. Costs are capitalized on a country-by-country basis. To date, there has only been one cost center, the United States.

Capitalized costs of oil and natural gas properties may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved reserves plus the cost of unproven properties. Should capitalized costs exceed this ceiling, impairment is recognized.

The present value of estimated future net cash flows is computed by applying the average first-day-of-the-month prices during the previous twelve-month period of oil and natural gas to estimated future production of proved oil and natural gas reserves as of year-end less estimated future expenditures to be incurred in developing and producing the proved reserves and assuming continuation of existing economic conditions. Prior to December 31, 2009, prices and costs used to calculate future net cash flows were those as of the end of the appropriate quarterly period.

Following the discovery of reserves and the commencement of production, the Company computes depletion of oil and natural gas properties using the unit-of-production method based upon production and estimates of proved reserve quantities. Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. Unproved properties are assessed for impairment quarterly. Significant properties are assessed individually.

The Company assesses all items classified as unproved property on a quarterly basis for possible impairment. The Company assesses properties on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: land relinquishment; intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate impairment, the related exploration costs incurred are transferred to the full cost pool and are then subject to depletion and the ceiling limitations on development oil and natural gas expenditures.

Proceeds from the sale of oil and gas assets are applied against capitalized costs, with no gain or loss recognized, unless a sale would alter the rate of depletion and depreciation by 25 percent or more.

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Significant changes in these factors could reduce our estimates of future net proceeds and accordingly could result in an impairment of our oil and gas assets. Management will perform quarterly assessments of the carrying amounts of its oil and gas assets as additional data from ongoing exploration activities becomes available.

Management concluded that for the year ended April 30, 2012, an impairment was necessary after analyzing the current capitalization of the Company and its capital needs, and its lack of success in raising funds necessary to commercialize its assets.

As a result of these considerations, the Company’s current and foreseeable inability to develop these properties due to capital constraints, the Company recorded a $16,380,166 impairment charge on its properties during the year ended April 30, 2012, $12,848,677 for the year ended April 30, 2011, and $1,162,545 for the year ended April 30, 2010.

In light of the foregoing, and if sufficient financing is not arranged and dedicated by the board of directors to the restarting operations by April 30, 2013, a significant or total downward revision of reserves may be recorded as at April 30, 2013.  It is the Corporation’s view, however and that the assumptions, qualifications and models pursuant to which the Reserves Evaluation Report was prepared, and upon which the information in its independent Reserves Evaluation Report was based, were valid as at the effective date of the Report of April 30, 2012 and at July 31, 2012.

Canadian Disclosure Requirements

National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51- 101”) imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. We have provided and continue to provide disclosure which complies with the annual disclosure requirements of NI 51-101, however as an SEC Issuer (as such term is defined under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)) we are entitled to file our U.S. filings, under some circumstances, in place of continuous disclosure materials set forth in NI 51-102 for Canadian reporting issuers. However, our U.S. filings also contain reserves disclosure prepared in accordance with U.S. disclosure requirements. We have obtained an exemption order from the Alberta Securities Commission dated April 5, 2012, exempting us from certain requirements of NI 51-101 to permit us to provide disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosures.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements differs from the U.S. reporting requirements. The primary differences between the two reporting requirements include:

●	the Canadian standards require disclosure of proved and probable reserves, while the U.S. standards require disclosure of only proved reserves;

●	the Canadian standards require the use of forecast prices in the estimation of reserves, while the U.S. standards require the use of 12-month average prices which are held constant;

●	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis, while the U.S standards require disclosure on a net (after royalties) basis;

●	the Canadian standards require disclosure of production on a gross (before royalties) basis, while the U.S. standards require disclosure on a net (after royalties) basis; and

●	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards.

●	This supplementary oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (“FASB”) Topic 932 – “Extractive Activities – Oil and Gas”.

We retain qualified independent reserves evaluators to evaluate our proved oil reserves. We do not have any natural gas reserves. For the years ended April 30, 2012, 2011 and 2010 the reports by GLJ Petroleum Consultants (“GLJ”) covered 100% of our oil reserves.

Fair Value of the Company’s Common Shares, Options and Warrants and Derivatives

We used valuation techniques that rely on unobservable inputs for its derivatives to estimate their fair values such as expected volatility rates comparable to peer companies. The Company evaluates all financial instruments for freestanding and embedded derivatives. Warrants and conversion features related to convertible notes and preferred shares do not have readily determinable fair values and therefore require significant management judgment and estimation. Changes in the fair value of these derivatives during each reporting period are included in the statement of operations. Inputs into the Binomial pricing model require estimates, including such items as estimated volatility of the Company’s stock and the estimated life of the financial instruments being fair valued.

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While on the date of issuance, the Company used a Black Scholes pricing model, the fair value of options and warrants granted and the conversion feature of convertible notes were as valued subsequent to issuance based on binomial pricing models, which use the common share fair value on the grant date as an input.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2012, the FASB issued the Accounting Standards Update or ASU, 2012-02, Intangibles-Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment, that allows entities to have the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the adoption of these provisions to have a significant effect on its financial statements.

In December 2011, the FASB issued the ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, that deferred the effective date for amendments to the presentation of reclassifications of items out of other comprehensive income. ASU 2011-12 was issued to allow the FASB time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. During the redeliberation period, entities will continue to report reclassifications out of accumulated other comprehensive income using guidance in effect before ASU 2011-05 was issued. ASU 2011-05 is to be applied retrospectively and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company does not expect the adoption of these provisions to have a material effect on its financial statements.

Results of Operations

Three months ended July 31, 2012 compared to three months ended July 31, 2011:

The following discussion involves our results of operations for the three months ended July 31, 2012 compared to the three months ended July 31, 2011.

We had no revenues for the three months ended July 31, 2012, compared to revenues of $357,216 for the three months ended July 31, 2011. The absence of revenue is primarily attributable to a reduction or suspension of all of our operations by during the second quarter of 2011.

Operating expenses, which include general and administrative expenses, for the three months ended July 31, 2012, were $554,388 compared to expenses of $1,856,067 for the three months ended July 31, 2011. The decrease of $398,321, or approximately 30%, is mainly attributable to reduction of direct operating expenses of $929,965 primarily attributable to an reduction or suspension of all of our operations by during the second quarter of 2011.

Interest expense, primarily composed of interest on our Senior Notes and Junior Notes was $676,266 and $740,138 for the three months ended July 31, 2012 and 2011, respectively.

We had net income (loss) of ($3,651,655) for the three months ended July 31, 2012 compared to net income (loss) of $10,960,790 for the three months ended July 31, 2011. This increase in net income (loss) of ($14,612,445) or approximately 133% is mainly attributable to our having suspended drilling operations in the fall of 2011 for liquidity reasons.

Liquidity and Capital Resources

As of July 31, 2012, we had cash or cash equivalents of $96,503, as compared to $300,274 at April 30, 2012.

Net cash used in operating activities was $462,654 for the three months ended July 31, 2012, compared to $1,708,799 for the same period last year.

Net cash provided by (used in) investing activities was $12,719 for the three months ended July 31, 2012, compared to net cash provided by (used in) investing activities of ($206,676) for the three months ended July 31, 2011.

Net Cash provided by financing activities was $250,000 for the three months ended July 31, 2012, compared to $2,369,900 for the three months ended July 31, 2011.

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As of July 31, 2012, the Company has a working capital deficiency of approximately $13 million, recurring losses, net cash outflows from operating activities and an accumulated deficit of approximately $150.1 million. During 2011, as a result of the Company’s financial position, cost factors and market conditions it suspended operations on its Missouri oil and gas assets. The Company will need to raise additional funds within the next 12 months by means of additional equity issuances, debt financing or selling of working interests in order to discharge its liabilities and continue its activities. In the longer term, the recoverability of the carrying value of the Company’s long-lived assets is dependent upon the Company’s ability to preserve its interest in the underlying properties, the discovery of economically recoverable reserves and the achievement of profitable operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the outcome of fund raising and exploration activities cannot be determined at this time, the condensed consolidated financial statements included in this report have been prepared on the basis of a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. While there is substantial doubt about the ability of the Company to continue to use the going concern assumption, the consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

As we reported on our Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 29, 2012, we have entered into a nonbinding letter of intent with Petro River Oil, LLC, a privately held Delaware limited liability company (“Petro LLC”) that would result in Petro acquiring Petro LLC for common stock, the name of the Company being changed to Petro River Oil Corp. and the Company domesticated to Delaware (the “Merger Transaction”). The letter of intent also contemplates that our board will consist of 5 members, 4 of which will be nominated by Petro LLC. Currently, it is intended that, post-Merger Transaction, current common shareholders of Petro will own approximately 2% of the issued and outstanding shares of the Company, holders of our preferred shares and notes approximately 18% and holders of shares and notes of Petro LLC approximately 80%. Additionally, in advance of the closing of the Merger Transaction, our stockholders approved, and we completed, the name change to Petro River Oil Corp., our continuation/domestication to Delaware, and the election of the directors nominated by Petro LLC. It is intended that, post-Merger Transaction, on a consolidated basis, Petro will have cash and cash equivalents of approximately $7 million, which we believe will be sufficient to fund our general administrative and operating expenses for the next three fiscal years.

On September 7, 2012, our stockholders approved a special resolution granting the Board of Directors of the Company the discretionary authority to amend the Company’s organizational documents to effect one or more reverse stock splits of the issued and outstanding common shares, pursuant to which the common shares would be combined and reclassified into one common share at a ratio within the range from 1-for-2 up to 1-for-250; provided, however, that the Company shall not effect a reverse stock-split that, in the aggregate, exceeds 1-for-250. We do not currently intend to issue fractional shares in connection with the reverse stock-split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by stockholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle stockholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The ownership of a fractional share interest following the reverse stock-split would not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

INFLATION

It is our opinion that inflation has not had, and is not likely to have, a material effect on our operations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. As at April 30, 2012, the maximum credit exposure is the carrying amount of accounts receivable of $nil and the long-term receivable of $302,536 (2011 – accounts receivable $231,316; 2011 long-term receivable $294,862; 2010 - long term receivable $307,620) each of which is receivable from a single counterparty. Both counterparties are active in the exploration for and extraction of oil and natural gas, and are therefore largely exposed to the same risks as the Company.

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The majority of the Company’s cash and cash equivalents are held in US bank deposit accounts and the Company views credit risk on cash and cash equivalents as minimal.

The Company intends to minimize exposure to credit risk by only transacting with reputable counterparties.

There is a risk that the long term receivable will not be realized if the Company’s Marmaton and Grassy properties do not produce sufficient oil and thereby result in no gross overriding royalties being owed by the Company from which the receivable is recovered (note 6).

The Company did not provide for any doubtful accounts nor did it write-off any receivables during the years ended April 30, 2012, and 2011. The Company would only choose to write-off a receivable balance (as opposed to providing an allowance) after all reasonable avenues of collection had been exhausted.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due. The Company’s financial liabilities consist of accounts payable and accrued liabilities. Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses. The Company processes invoices within a normal payment period.

The Company prepares operations and capital expenditure budgets which are regularly monitored and updated. As well, the Company utilizes authorizations for expenditures on projects to manage capital expenditures. As discussed, the Company will have to attract additional financing to be able to meet its obligations.

Commodity Price Risk

Market risk is the risk that changes in commodity prices, will affect the Company’s oil sales, cash flows or the value of its financial instruments. The objective of commodity price risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. Our future revenue and profitability will be dependent, to a significant extent, upon prevailing market prices for oil and gas. In the past, oil and gas prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of, and demand for, oil and gas, market uncertainty, and a variety of additional factors that are beyond our control. We currently are in an exploration stage and accordingly, we capitalize all net revenue received against capital costs incurred.

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign currency fluctuations as it has cash, accounts receivable and accounts payable denominated in Canadian dollars. A 1% change in foreign exchange rates between the US and Canadian dollars would have resulted in a change of approximately $1,000 in the net loss in 2012 (2011 - $2,425). There are no exchange rate contracts in place.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash and cash equivalents is at nominal rates and therefore, the Company does not consider interest rate risk to be significant. At the date of this Annual Report, our company has junior and senior notes outstanding that bear fixed rates of interest and accordingly, interest rate risk on these liabilities is not considered to be significant. Interest rate risk on the long-term receivable is not considered significant. There are no interest rate swaps or financial contracts in place.

Share Price Risk

Share price risk is the risk that changes in the market price of the Company’s shares will affect the fair value of its derivatives. A 5% change in the market price of the Company’s shares would have resulted in a change of approximately $40,000 in the net loss (2011 - $1,073,700; 2010 - $94,000).

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ITEM 4. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were not effective such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Changes in Internal Control Over Financial Reporting. During the most recent quarter ended July 31, 2012, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) ) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

ITEM 1. LEGAL PROCEEDINGS.

During September 2011 and, again, in August 2012, the Company was cease traded by the Alberta and British Columbia Securities Commissions for failure to file certain financial information – See Legal Proceedings below. The Company made the required filings with regard to the 2011 cease trade orders and the Alberta and British Columbia cease trade orders were rescinded. The Company has made the required filings with regard to the 2012 cease trade orders and believes that the Alberta and British Columbia cease trade orders will be rescinded. However, as of the date of the filing of this report the cease trade orders have not been rescinded and no assurances can be given as to when or if they will be rescinded. Until these cease trade orders are rescinded the Company’s ability to raise capital is significantly restricted.

Except as disclosed above and in our annual report on Form 20-F, filed with the Securities and Exchange Commission, we are not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding, that is not in the ordinary course of business or otherwise material to the financial condition of our business. None of our directors, officers or affiliates is involved in a proceeding adverse to our business or has a material interest adverse to our business.

ITEM 1A. RISK FACTORS.

N/A.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

On July 30, 2010, we issued to various investors senior secured promissory notes and subordinated secured debentures.  Between December 28, 2010 and March 7, 2011, we issued to various investors secured promissory notes.  In connection with the issuance of these securities, we granted a security interest to the investors substantially all of our assets. Interest on these securities is payable quarterly in arrears.  We have not made the required quarterly interest payments and the secured promissory notes issued between December 28, 2010 and March 7, 2011 had a maturity date of June 28, 2012, which have not been repaid, therefore, we are currently in default under the terms of the securities.

Although the investors have not demanded current payment on the amounts outstanding (to the extent the principal is not currently due), the obligations of the Company under the various secured notes may be accelerated upon the occurrence of an event of default.  Pursuant to the security interests granted, in the event of a default, the investors have the right to take possession of the collateral, to operate our business using the collateral, and have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the collateral, at public or private sale or otherwise to satisfy our obligations under these agreements. As of the date of this filing, the investors have not declared a default by the Company, although there can be no assurance that they will not declare a default in the future.

ITEM 4. Reserved.

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ITEM 5. OTHER INFORMATION.

On September 6, 2012, the Company entered into a $125,000 Demand Promissory Note (“Note”) with Petro River. The Note bore interest at 8% per annum and is due two business days after receipt of demand for payment. In an event of default, the Note bears a default rate of 15% per annum. The Note is unsecured.

On October 3, 2012, the Company entered into a $100,000 Demand Promissory Note (“Note”) with Petro River. The Note bore interest at 8% per annum and is due two business days after receipt of demand for payment. In an event of default, the Note bears a default rate of 15% per annum. The Note is unsecured.

On November 8, 2012, the Company entered into a $350,000 Demand Promissory Note (“Note”) with Petro River. The Note bore interest at 8% per annum and is due two business days after receipt of demand for payment. In an event of default, the Note bears a default rate of 15% per annum. The Note is unsecured.

During September 2011 and, again, in August 2012, the Company was cease traded by the Alberta and British Columbia Securities Commissions for failure to file certain financial information. The Company made the required filings with regard to the 2011 cease trade orders and the Alberta and British Columbia cease trade orders were rescinded. The Company has made the required filings with regard to the 2012 cease trade orders and believes that the Alberta and British Columbia cease trade orders will be rescinded. However, as of the date of the filing of this report the cease trade orders have not been rescinded and no assurances can be given as to when or if they will be rescinded. Until these cease trade orders are rescinded the Company’s ability to raise capital is significantly restricted.

Effective September 12, 2012, the Company’s authorized capital consisted of 2,250,000,000 shares of common stock, par value $0.00001 per share, and 5,000,000 shares of preferred stock, par value $0.00001 per share. The shares of preferred and common stock are retrospectively restated on the accompanying condensed consolidated financial statements.

On September 11, 2012, the Company re-organized under the laws of the State of Delaware. Prior to September 11, 2012, and at April 30, 2012, we were organized under the laws of Alberta, Canada.

In September of 2011, Petro shut in all operations in Missouri, having been unable to secure sufficient funding on commercially acceptable terms to follow through to commercially successful exploitation of its Missouri reserves. Since that time, the Corporation has actively sought sources of financing, joint ventures, partnerships or other arrangements to allow it to follow through to commercially successful exploitation of its Missouri reserves. In October 2012, as part of a production sharing agreement with Houston based company, hot gas injection has been initiated in one seven well pattern at Petro’s Grassy Creek project. For the six month period of the test, Petro assigned to the consulting firm exclusive access to its wells and facilities on the 320 acre Grassy Geek lease for purposes of the test.

Subsequent to the preparation of our Reserves Evaluation Report by GLJ Petroleum Consultants on August 2, 2012, the Corporation held a special meeting of shareholders on September 7, 2012. At that meeting shareholders elected a five member Board of Directors of which four were new to the Board and one was a member of the previous Board. At that meeting shareholders approved the continuance of the Corporation from Alberta to Delaware, as well as a change of name from Gravis Oil Corporation to Petro River Oil Corporation. During the fall of 2011, the Company determined that it did not have sufficient capital to continue development of operation so it suspended all such operations at that time. The Corporation determined that in the absence of a definite source of funds to re-start the Missouri projects in the foreseeable future, it would record an impairment of value of the Missouri properties of US $15,218,209 resulting in a remaining book value of US $950,000. It is the Corporation’s view and that the Reserves Report prepared by GJL is valid as at April 30, 2012, but that in light of subsequent events and if sufficient financing is not arranged to restart operations at full scale by April 30, 2013, a further downward revision of reserves may be recorded as at April 30, 2013.

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